TITAN TRADING ANALYTICS INC.

2nd Floor East, 9735 – 42nd Avenue, Edmonton, Alberta, Canada  T6E 5P8

Telephone: (780) 438-1239  Fax: (780) 438-1249

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

Thursday, August 23, 2007

Titan Trading Analytics Completes a Series of Institutional Training and Educational Courses on Titan’s Proprietary Models and Advanced Analytics

Titan Trading Analytics Inc. ("Titan") and its wholly owned subsidiary, Titan Trading USA, are pleased to announce that it has completed a series of Training and Educational Courses on Titan’s products and service offerings geared toward the institutional end-user in preparation for future products and service offerings. This series of courses were created by Michael J. Di Gioia, co-founder of the Results Driven Financial Network (RDFN) and Former Director of Education for Pristine.com.

These Titan training courses will serve two distinct purposes; first to inform and promote Titan’s future products to an institutional client base and secondly to educate and train potential clients on the benefits and various uses of Titan’s Proprietary Models and Advanced Analytics.

Phillip Carrozza said, "The completion of these new training and educational offerings will help Titan in many ways.  First, they will help us train new institutional users at a much quicker pace than before. There are few training and educational courses specifically written on advanced analytics and trading automation, which gives us a real advantage in this the market niche.” Michael Di Gioia added, “These advanced technical analysis courses serve many purposes for Titan. They will help Titan train its own personnel quickly and efficiently. Further, the courses will also help Titan train its institutional clients on how to better use Titan’s trading technology to achieve even better results.  To my knowledge there is not a single set of courses on the market with this subject matter, so I believe that these courses will become a new source of potential clients and users for Titan Black and Grey Box Trading Software.”

For further information, contact Dr. Ken W. Powell at:
Phone: (780) 438-1239

This release may contain forward looking statements within the meaning of the "safe harbor" provisions of U.S. laws. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the aforementioned statements. Titan does not assume any obligation to update any forward looking information contained in this news release.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.